

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

David McJannet
Chief Executive Officer
HashiCorp, Inc.
101 Second Street, Suite 700
San Francisco, CA 94105

> **Re: HashiCorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 29, 2021**
> **CIK No. 0001720671**

Dear Mr. McJannet:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 29, 2021

Prospectus Summary
Overview, page 1

1.   Please disclose here the percentage of revenue generated from your customers with $100,000 or greater annual recurring revenue to add context to the number of customers disclosed.

Risk Factors
We expect our revenue mix to vary over time, which could harm our gross margin and operating results, page 24

2.   You state here that your Terraform and Vault products make up the majority of your

revenue. Please revise to disclose the percentage of revenue generated from these products in your most recent financial statement period.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 75

3.   You disclose here and elsewhere throughout the filing that as of January 31, 2021, your last four quarter average net dollar retention rate was 123%. Please revise to disclose this rate for each period in which financial statements are provided and discuss any significant fluctuations from period to period. Also, we note that net dollar retention rate is calculated using annualized recurring revenue, which for your monthly customers represents the annualized value of their last month's spend. Please explain your basis for annualizing revenue from monthly contracts. In your response, provide us with your cancellation/attrition rates or, alternatively, renewal rates for your monthly arrangements and tell us the amount of revenue recognized from such contracts for each period presented. Also, clarify whether monthly customers includes contracts that include a material right of renewal each month.

Results of Operations
Comparison of Fiscal 2020 and Fiscal 2021
Revenue, page 85

4.   You state that the increase in revenue in fiscal 2021 was attributed to expanded product adoption among new and existing customers. Please revise to quantify the relative contribution of each of these factors. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Critical Accounting Policies and Estimates
Common Stock Valuation, page 98

5.   Please provide us with a breakdown of all stock-based compensation awards granted and secondary sales transactions to date in fiscal 2022, including the fair value of the underlying common stock used to value such awards. To the extent there were significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

Non-GAAP Financial Measures
Non-GAAP RPOs, page 101

6.   You state on page 79 that your remaining performance obligations (RPOs) are not necessarily indicative of future product revenue growth as it does not account for the timing of customers' consumption. You further state that RPOs are influenced by a number of factors and should be reviewed in conjunction with revenue and other financial

metrics. Given the limitations noted with regards to your GAAP measure of RPOs, please tell us and revise to disclose why management believes the measure of non-GAAP RPOs is useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Business, page 103

7.   On page 37, you state that you rely on public cloud operators to operate your platform and note that you have agreements with these public cloud operators. Please revise your business section to describe your relationships with and dependence on these public cloud operators. Additionally, tell us what consideration you have given to filing any material agreements you may have with these public cloud operators. See Item 601(b)(10) of Regulation S-K.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

8.   It appears that your subscription revenue includes revenue from both products and services. Please revise to separately disclose revenue and related cost of revenue from products and services pursuant to Rule 5-03(b) of Regulation S-X, or explain.

Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page F-9

9.   You state that "certain arrangements" with customers include a renewal option that is separately evaluated for a material right. Please revise to clarify, if true, that substantially all your arrangements contain a material right. In this regard, it appears that your term license and support services arrangements, which appear to constitute the majority of your arrangements, contain a material right.

10.   You state that your self-managed subscriptions include both upfront revenue recognition when the license is delivered as well as revenue recognized ratably over the contract period for support and maintenance. Please revise to clarify, if true, that for when such arrangements include a material right of renewal, you recognize revenue each month equal to the allocated value of a one-month term license and one-month mandatory support services.

General

11.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

David McJannet
HashiCorp, Inc.
August 26, 2021
Page 4

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Coke, Esq.